ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

August 11, 2017	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust” or the “Registrant”) (Registration Nos. 333-30810 and 811-09819) Post Effective Amendment Number 244 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on June 6, 2017, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Treasury Obligations Money Market Fund (the “Fund”), a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on July 24, 2017. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund currently intends to make a 485(b) filing on or about August 18, 2017 containing its prospectus and SAI that will become automatically effective on or about August 21, 2017.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing.

Response: The Registrant confirms that it will consider the staff’s comments in all aspects of the disclosure to which they apply.

Prospectus Comments

2.	The principal investment strategy refers to the Fund “investing substantially all of its investable assets in the Treasury Plus Portfolio.” Please explain why “investable” is used here and what it means.

Response: The term “investable assets” in the Prospectus refers to the Fund’s net assets plus borrowings, if any, for investment purposes.

3.	We note that U.S. Treasury Obligations Risk references “changes to the financial condition or credit rating of the U.S. government,” but does not discuss a potential failure of the U.S. government to raise the debt ceiling or pass a budget on time. If material, please revise the Fund’s risk disclosure to address the potential impact that these events might have on the Fund’s portfolio.

Response: The Fund has revised U.S. Treasury Obligations Risk under “Additional Information about Investment Objectives, Principal Strategies and Risks – Additional Information About Risks” as follows:

U.S. Treasury Obligations Risk. U.S. Treasury obligations may differ from other securities in their interest rates, maturities, times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury obligations to decline. The total public debt of the United States as a percent of gross domestic product has grown rapidly since the beginning of the recent financial downturn. Although high debt levels do not necessarily indicate or cause economic problems, they may create certain systemic risks if sound debt management practices are not implemented. A high national debt level may increase market pressures to meet government funding needs, which may drive debt cost higher and cause a country to sell additional debt, thereby increasing refinancing risk. A high national debt also raises concerns that a government will not be able to make principal or interest payments when they are due. In the worst case, unsustainable debt levels can cause a decline in the value of the dollar (which may lead to inflation), and can prevent the U.S. government from implementing effective counter-cyclical fiscal policy in economic downturns. On August 5, 2011, Standard & Poor’s Ratings Services downgraded U.S. Treasury securities from AAA rating to AA+ rating. Standard & Poor’s Ratings Services stated that its decision was prompted by its view on the rising public debt burden and its perception of greater policymaking uncertainty. A downgrade of the ratings of U.S. government debt obligations, which are often used as a benchmark for other borrowing arrangements, could result in higher interest rates for individual and corporate borrowers, cause disruptions in the international bond markets and have a substantial negative effect on the U.S. economy. A downgrade of U.S. Treasury securities from another ratings agency or a further downgrade below AA+ rating by Standard & Poor’s Ratings Services may cause the value of the Fund’s U.S. Treasury obligations to decline. In October 2013, an impasse in Congress regarding the federal budget caused a temporary Federal government shutdown. While Congress has temporarily suspended the debt limit from time to time and avoided further Federal government shutdowns since then, the risks that the U.S. government will not adopt a long-term budget or deficit reduction plan, of one or more additional Federal government shutdowns or of future failures to not increase the Federal government’s debt limit, may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann